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dspies@sidley.com (312) 853-4167	FOUNDED 1866

November 26, 2008

VIA EDGAR

Securities and Exchange Commission

100 F Street NE

Washington, D.C.  20549

Re:                               Global Macro Trust (the “Trust”) - Registration Statement on Form S-1 (Reg. No. 333-155651)

Ladies and Gentlemen:

The Registration Statement on Form S-1 relating to an offering pursuant to the Securities Act of 1933, as amended, by the Trust of units of beneficial interest was filed with the Commission yesterday (Reg. No. 333-155651).  A cover letter was inadvertently omitted from the filing.  The filing reflects changes to the Trust’s Post-Effective Amendment No. 5 to the Registration Statement on Form S-1 (Reg. No. 333-109122) filed with the Commission on April 16, 2008.  This filing is being made to comply with Commission Rule 415(a)(5) (and may be amended to include unsold securities from the prior Registration Statement as permitted by Rule 415(a)(6)) as well as to register an additional amount of units of beneficial interest for sale to the public and to describe in the Prospectus additional distribution channels for the units.  Manually executed signature pages and consents have been executed prior to the time of this electronic filing and will be retained by Millburn Ridgefield Corporation, the Trust’s managing owner, for five years.

Thank you very much for your attention to this filing.  If you have any questions, please do not hesitate to contact me at (312) 853-4167.

Very truly yours,

/s/ Daniel F. Spies

cc: James B. Biery

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